SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On April 29, 2009, Telvent GIT, S.A.’s (the “Company”) subsidiary, Telvent Traffic North America Inc., entered into an eighth amendment to its credit agreement (the “Credit Agreement”) with Bank of America, N.A. (successor to LaSalle Bank National Association), dated May 31, 2006. The Credit Agreement was amended to extend the termination date until May 15, 2009 and also to replace the existing applicable interest rate margins by a LIBOR loan applicable margin of 3.00% and a base rate loan applicable margin of 2.00%. In connection with this amendment, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement.
     On May 14, 2009, Telvent Traffic North America Inc. entered into the ninth amendment to the Credit Agreement, further extending the termination date of the Credit Agreement until May 22, 2009. In connection with this amendment, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement. During this interim extension period, Telvent Traffic North America Inc. is negotiating and expects to close a longer-term extension and amendment to the Credit Agreement.
     The Company intends to furnish copies of the eighth and ninth amendments to the Credit Agreement with its second quarter financial results Report on Form 6-K. This Form 6-K is hereby incorporated by reference into the Company’s Form F-3 registration statement no. 333-155933.
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this filing, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 18, 2009. Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this filing after the date it is furnished to the Securities and Exchange Commission. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this filing may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 14, 2009